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                                                                     Exhibit J-1


                           [PROPOSED FORM OF NOTICE]


SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-___________)
Filings Under the Public Utility Holding Company Act of 1935 ("Act") __________, 1996


     Notice is hereby given that the following filing has been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application/declaration for complete statements of the proposed transaction(s) summarized below. The application/declaration is available for public inspection through the Commission's Office of the Public Reference.

     Interested persons wishing to comment or request a hearing on the application/declaration should submit their views in writing by November 15, 1996 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy of the relevant application(s) and/or declaration(s) at the address(es) specified below. Proof of service (by affidavit or, in case the of an attorney at law, by certificates) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application/declaration, as filed or as amended, may be granted and/or permitted to become effective.

     Ameren Corp. ("Ameren"), a Missouri corporation, 1901 Chouteau Avenue, St. Louis, Missouri 63103, has filed an Application/Declaration ("Application") pursuant to Sections 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 21 of the Act requesting authorization and approval of the proposed combination of Union Electric Company ("UE") and CIPSCO Inc. ("CIPSCO"), pursuant to which (i) Ameren will acquire, by merger, all of the issued and outstanding common stock of UE and Central Illinois Public Service Company ("CIPS"), a wholly owned utility subsidiary of CIPSCO, and acquire indirectly 60% of the outstanding common stock of Electric Energy, Inc., ("EEI"), and (ii) UE and CIPS will become wholly owned subsidiaries of Ameren (the "Transaction"). Following the consummation of the Transaction, Ameren will register as a holding company under the Act. Ameren also requests that the Commission approve (i) the establishment of Ameren Services Corp. ("Ameren Services") in accordance with Rule 88 under the Act and the acquisition by Ameren of all of the outstanding voting securities of Ameren Services; (ii) the General Services Agreement among Ameren Services, Ameren, CIPS, and CIPSCO Investment Company (currently a wholly owned subsidiary of CIPSCO) ("CIPSCO Investment"), which serves as a holding company for certain nonutility investments; (iii) the issuance of Ameren Common Stock (as defined below) in connection with the Transaction; (iv) the issuance by Ameren (and/or the acquisition by or on behalf of Ameren in open market transactions) of up to 19 million shares of
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Ameren Common Stock, over the period ending five years after the date of the
Commission's approving order in this docket, for purposes of certain employee benefit and dividend reinvestment plans of UE, CIPSCO, CIPS and Ameren; (v) the solicitation of proxies from the holders of Ameren Common Stock for approvals deemed necessary or desirable in connection with the establishment or amendment of employee benefit plans referred to in (iv); (vi) the acquisition by Ameren of all of the outstanding voting securities of CIPSCO Investment; (vii) the retention by Ameren of the gas properties of UE and CIPS and the continued operation of UE and CIPS as combination utilities; (viii) the retention by Ameren of the nonutility activities, businesses and investments of UE and CIPSCO Investment and the making of certain similar investments over a period ending five years after the date of the Commission's approving order in this docket;
(ix) the continuation of all outstanding intrasystem debt and guaranties; and
(x) the transfer by UE to CIPS of the Transferred Utility Facilities (defined below) located in Illinois.

     UE is a Missouri corporation also authorized to do business in Illinois and is a public utility company. The principal business of UE is to provide electric energy to customers in a 24,500 square mile area of Missouri and Illinois. UE's Missouri electric service area includes the City of St. Louis and St. Louis County, and all or portions of 65 other counties. Its Illinois service area includes the cities of East St. Louis and Alton. In addition to the retail electric business, UE serves 18 wholesale electric customers, all of which are located in Missouri. Another business of Union Electric is to provide natural gas service to customers in 23 Missouri counties and two Illinois counties. The company also provides steam service in Jefferson City, Missouri.

     As of June 30, 1996, UE provided retail electric service to approximately 1,069,000 customers in Missouri and 63,000 in Illinois. UE provides natural gas service to approximately 102,000 customers in Missouri and 18,000 customers in Illinois. As of June 30, 1996, UE had 6,167 employees in its two-state operations.

     There are two other interests which are held by UE and operated through subsidiary corporations. UE is the sole stockholder of Union Electric Development Corporation ("UEDC") (formerly known as Union Colliery), and UE owns 40 percent of the common stock of EEI. UEDC is used principally to own and invest in energy related or civic and community development related investments in the UE service area. EEI was formed in the early 1950s to provide electric energy to a uranium enrichment plant located near Paducah, Kentucky. The enrichment plant was originally operated by the Atomic Energy Commission and is operated today by the United States Enrichment Corporation. EEI owns the Joppa Plant, a 1,015 mW coal-fired power plant located near Joppa, Illinois, and six 161 kV transmission lines which transmit power from the Joppa Plant to the Paducah enrichment plant. EEI's common stock is held by four utility companies:
UE, 40%; CIPS, 20%; and two unaffiliated utilities, Kentucky Utilities Company, 20%; and Illinois Power Company, 20%. EEI sells electricity to its sponsoring utilities for resale. The uranium enrichment facility is its only end-user customer. UE is an exempt public utility holding company pursuant to an order of the Commission under Section 3(a)(2) of the Act.

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     CIPSCO, incorporated under the laws of the State of Illinois in 1986, is an exempt public utility holding company under Section 3(a)(1) of the Act. CIPSCO owns all of the issued and outstanding common stock of CIPS. CIPS, an Illinois corporation organized in 1902, supplies electricity and natural gas services in a 20,000 square mile region of central and southern Illinois, rendering service to approximately 319,000 retail electricity customers in 557 communities and distributing natural gas to approximately 167,000 customers in 267 communities. CIPS' utility service territory has an estimated population of 820,000 (about seven percent of Illinois' population) and contains about 35% of the surface area of Illinois. In addition, CIPS sells electricity in the wholesale and interchange markets to such entities as Soyland Electric Cooperative, Illinois Municipal Electric Agency, Wabash Valley Power Association, Inc., Mt. Carmel Public Utility Company, individual municipal electric systems and other public- and investor-owned electric systems. CIPS also owns 20 percent of the capital stock of EEI. At June 30, 1996, CIPS had approximately 2,360 employees. CIPS is an exempt holding company pursuant to Section 3(a)(2) of the Act.

     Ameren was incorporated under the laws of the State of Missouri on August 7, 1995 as Arch Holding Corp. to become a holding company for UE and CIPS following the Transaction and for the purpose of facilitating the Transaction. Ameren has, and prior to the consummation of the Transaction will have, no operations other than those contemplated by the Merger Agreement to accomplish the Transaction. The authorized capital stock of Ameren consists of 400,000 shares of common stock and 100,000 shares of preferred stock par value $.01 per share. Upon consummation of the Transaction, Ameren will be a public utility holding company and will own all of the issued and outstanding common stock of UE, CIPS and CIPSCO Investment. At present, the common stock of Ameren is owned 50% by UE and 50% by CIPSCO. No shares of Ameren preferred stock have been issued.

     Solely for the purpose of facilitating the Transaction, Arch Merger, Inc. ("Arch Merger") was incorporated under the laws of the State of Missouri on August 5, 1995. Arch Merger has, and prior to the closing of the Transaction will have, no operations other than the activities contemplated by the Merger Agreement necessary to accomplish the transaction.

     Prior to the consummation of the Transaction, Ameren Services will be incorporated in Missouri to serve as the service company for the Ameren system after the consummation of the Transaction. Ameren Services will provide UE and CIPS, and the other companies of the Ameren system, with a variety of administrative, management and support services. The authorized capital stock of Ameren Services will consist of 1,000 shares of common stock, par value $.01 per share. Upon consummation of the Transaction, all issued and outstanding shares of Ameren Services will be held by Ameren. Ameren Services will enter into the General Services Agreement with Ameren, UE, CIPS and CIPSCO Investment.

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     Under the Merger Agreement executed by CIPSCO and UE on August 11, 1995, upon receipt of all necessary approvals, the Transaction will be consummated by merging CIPSCO into Ameren, with Ameren as the surviving corporation, and by merging UE with Arch Merger, with UE as the surviving corporation.

     After the Transaction is effective, Ameren will own 100% of the common stock of two public utility subsidiaries, UE and CIPS, as well as 100% of the common stock of CIPSCO Investment. UE will continue to own 40% of the common stock of EEI and 100% of the common stock of UEDC. CIPS will continue to own 20% of the common stock of EEI, and CIPSCO Investment will continue to own those subsidiaries engaged in the unregulated nonutility investment business of CIPSCO. Thus, EEI will be an affiliate and subsidiary of Ameren. The transaction calls for a tax-free exchange of CIPSCO common stock. Pursuant to the Merger Agreement, each outstanding share of CIPSCO common stock will be converted into
1.03 shares of Ameren Common Stock, par value $.01 per share ("Ameren Common Stock"), and each outstanding share of UE common stock will be converted into one share of Ameren Common Stock. The outstanding UE and CIPS preferred stock will not be affected in the Transaction. Ameren is expected to have a total of 137,215,462 shares of Ameren Common Stock outstanding.

     Following consummation of the Transaction, the headquarters of Ameren will be in St. Louis, Missouri. The headquarters of the two utility subsidiaries will remain in their current locations, UE's in St. Louis, and CIPS' in Springfield, Illinois. Ameren Services will maintain offices in St. Louis and Springfield. Ameren's utility subsidiaries will serve 1,451,005 electric customers and 285,403 natural gas customers in portions of Missouri and Illinois. Pursuant to the Merger Agreement, UE expects to transfer its retail electric and gas distribution utility assets located in Illinois (the "Transferred Utility Facilities") to CIPS. As a result, after consummation of the Transaction, CIPS is expected to begin providing service to the approximately 65,000 electric customers and 18,000 gas customers currently served by UE in Illinois.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                   Secretary

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